July 3, 2025

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	MEDI Group Limited
Draft Registration Statement on Form F-1
Submitted on April 1, 2025
CIK No. 0002022097
Responses to the Staff’s Comments Dated April 28, 2025

Dear Sirs,

On behalf of our client, MEDI Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 28, 2025 on the Company’s draft registration statement on Form F-1 confidentially filed on April 1, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letter dated April 28, 2025 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

1.	Please revise your prospectus cover page to disclose that you are offering Class A ordinary shares with one vote per share and, if true, that each Class B ordinary share is entitled to twenty votes per share. If upon completion of the offering there are controlling shareholder(s) that will be able to control any action requiring the approval of your shareholders, including the election of your board of directors, the adoption of amendments to your certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of your assets, or other major corporate transaction, please disclose that as well.

In light of your dual-class capital structure, in an appropriate place in your filing, please revise your disclosure as follows:

●	Please disclose the percentage of outstanding shares the Class B ordinary shareholders must maintain to continue control the outcome of matters submitted to shareholders for approval.
●	Please also disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that Class B ordinary shareholders might consider in their best interest.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Jay C. CHIU	邱志藩	Jay J. LEE	李再浩	Vincent S.K. TSO	曹紹基	Sook Young YEU	呂淑榮
Janney Y. CHONG	莊 怡	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華	Eugene Y.C. YEUNG	楊睿知
William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮

Registered Foreign Lawyer (PRC)
Amigo L. XIE	謝 嵐

●	Further, please disclose your controlling shareholder(s)’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
●	In addition, please disclose that future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 3, 5, and 6 of the cover page of the Revised Draft Registration Statement.

On page 5 of cover page, we have disclosed the percentage of Class B Ordinary Shares to be maintained by Mr. Ng Hon Kin for him to continue controlling the outcome of matters submitted to shareholders for approval. We further illustrate the anti-takeover effects and that the Company has no current plan for future issuance of Class B Ordinary Shares.

2.	We note your Cayman Islands holding company structure. Please disclose on the prospectus cover page that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has included the referenced disclosure under the section titled “Investors are cautioned that the Class A Ordinary Shares they are buying are shares of the MEDG, a Cayman Islands holding company, and not shares of our Hong Kong subsidiaries. Investors in this offering will not directly hold equity interests in our Hong Kong subsidiaries.” on page 3 of the cover page and page Alt-1 of the Revised Draft Registration Statement.

We have also included a risk factor titled “The Chinese regulators could also disallow our organizational structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.” on page 26 of the Revised Draft Registration Statement.

3.	Please amend your disclosure on the prospectus cover page and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, we have amended disclosure on page 5 of the cover page and page Alt-4 of the Revised Draft Registration Statement to clarify that our Subsidiaries are not subject to intervention, restrictions or limitation imposed by the Hong Kong government to transfer cash or assets.

We have also added a risk factor on page 26 titled “To the extent cash or assets in our business is in the PRC or in our Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our Hong Kong subsidiaries by the PRC government to transfer cash or assets.”

Prospectus Summary, page 5

4.	We note your disclosure that “[your] total revenue for the years ended June 30, 2024 and 2023 was US$6.13 million and US$8.06 million, respectively, representing a year-over-year decrease of approximately 24%.” Please revise to balance your revenue discussion with your net income for the respective periods.

In response to the Staff’s comment, the Company has revised the disclosure in Prospectus Summary on page 5 of the Revised Draft Registration Statement.

5.	Please revise to acknowledge in your Prospectus Summary that your auditor has identified conditions that raise substantial doubt about your ability to continue as a going concern and explain these conditions.

In response to the Staff’s comment, we have revised the disclosure in the “Prospectus Summary” section on page 15 of the Revised Draft Registration Statement under the section “Going Concern”.

We have also modified the risk factors titled “Our auditors have expressed substantial doubt about our ability to continue as a going concern.” on page 22 of the Revised Draft Registration Statement.

Permission Required from Hong Kong and PRC Authorities, page 8

6.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that, (1) you have received all requisite permissions or approvals from the Hong Kong authorities to operate your business and, (2) you do not need any permission or approval from Hong Kong authorities to offer your securities to investors. Please explain why you did not obtain an opinion of counsel to support such conclusions. In this regard, we note your disclosure on page 133, “Certain legal matters as to Hong Kong law will be passed upon for us by O Tse & Co. Cayman Islands may rely upon Ogier with respect to matters governed by Cayman Islands law and O Tse & Co. with respect to matters governed by Hong Kong law.”

In response to the Staff’s comment, we did discuss and confirmed with our Hong Kong counsel on matters including requirements and permission regarding (i) operation; (ii) medical practitioner; and (iii) medical equipment. We respectfully advise the Staff that we have amended languages in the captioned section “Permission Required from Hong Kong and PRC Regulators” on page 8 of the Revised Draft Registration Statement to clarify.

Recent Regulatory Development in China, page 10

7.	We note that the fourth paragraph references “FIL” and “AIL.” We also note that such entities do not appear within your corporate structure. Please revise as applicable.

In response to the Staff’s comment, we have amended the narratives on page 11 of the Revised Draft Registration Statement.

Risks Related to Doing Business in the People’s Republic of China and Hong Kong, page 13

8.	For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing. Also, provide a summary disclosure and cross reference to the specific page, of your risk factor disclosure that the Chinese government may intervene, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, we have amended the narratives on page 13 of the Revised Draft Registration Statement. And relevant risk factor have been referred to risk factors on page 35.

Prospectus Summary

Implications of Being an Emerging Growth Company, page 15

9.	The last bullet stating that you will not be required to conduct an evaluation of your internal control over financial reporting is not valid. Please remove this disclosure.

In response to the Staff’s comment, we have deleted the clause from page 15 of the Revised Draft Registration Statement.

Capitalization, page 49

10.	We note the expected offering price of your ordinary shares is between $4.00 and $5.00. Please use the midpoint of this range in your prospectus where you provide disclosure based on the assumed initial public offering price. For example, revise your use of proceeds, capitalization, and dilution information accordingly.

In response to the Staff’s comment, we have revised the expected offering price to midpoint of $4.5. We have revised relevant disclosures on page 49 of the Revised Draft Registration Statement.

Dilution, page 50

11.	Please tell us how you calculated the historical net tangible book value per ordinary share as of June 30, 2024 of ($0.27).

In response to the Staff’s comment, we have revised the net tangible book value per ordinary share as of December 31, 2024 to $(0.31) on page 50 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations Year Ended June 30, 2024, Compared to Year Ended June 30, 2023

Cost of Revenue, page 60

12.	You state here that the decrease in cost of sales was in line with decrease in revenue, while also stating that basis salaries, other staff benefits and costing, and rent for beauty salon are fixed costs. Therefore, you appear to attribute the decrease in cost of revenue to the decrease in bonuses for new beauticians. Please quantify these costs you incurred and discuss the underlying reasons for the decrease for the periods presented. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, we have revised our disclosure with quantified costs on page 61 of the Revised Draft Registration Statement.

General and administrative expenses, page 61

13.	You attribute a portion of the increase in general and administrative expenses to additional management fees; however, the table on page 58 shows a decrease in “Management expenses” of $515,367. Please explain this inconsistency to us or revise your disclosure.

In response to the Staff’s comment, we have revised and corrected our disclosures on page 61 of the Revised Draft Registration Statement.

General and administrative expenses, page 61

14.	Please disclose the underlying reasons for the decrease in rental and property expenses and payroll, MPF and staff benefits expense. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, we have revised and corrected our disclosures on page 61 of the Revised Draft Registration Statement.

Critical Accounting Policies and Estimates, page 64

15.	Please revise your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 5.E of Form 20-F and Section V of Release No. 33-8350 for guidance.

In response to the Staff’s comment, we have revised our disclosures on page 66 of the Revised Draft Registration Statement.

Industry Overview, page 67

16.	We note your reference to a commissioned report by Markets and Markets Research Private Limited. Please file a consent as an exhibit to this registration statement in connection with the use of such report. Refer to Rule 436 of the Securities Act of 1933.

In response to the Staff’s comment, we have included the draft consent letter from MarketsandMarkets Research Private Limited in exhibit 99.4 of the Revised Draft Registration Statement.

Regulatory Environment, page 85

17.	We note your disclaimer, that investors “should consult your own advisers regarding the implication of the laws and regulations of Hong Kong on our business and operations.” Please revise to disclose the material effects the various government regulations you discuss here have on your business and operations, consistent with Item 4.B.8. of Form 20-F.

In response to the Staff’s comment, we have complied with Hong Kong laws and regulations. However, we have added a statement below “Regulatory Environment” on page 102 and referring to “Risk factors – Risks Related to Our Business and Industry - Changes in the policies, regulations and rules, and the enforcement of laws of Hong Kong Government may be implemented quickly with little advance notice and could have a significant impact upon our ability to operate profitably in Hong Kong. The current Hong Kong legal system also embodies uncertainties, which could limit law enforcement availability. Therefore, our assertions and beliefs of the risk imposed by the legal and regulatory system cannot be certain.” on page 25 of the Revised Draft Registration Statement.

Principal Shareholders, page 109

18.	We note that the company has a dual-class capital structure with Class A Ordinary Shares and Class B Ordinary Shares. Please revise the included tables to distinguish between Class A and Class B ownership. Refer to Items 6.E.(1). and 7.A.1.(a). of Form 20-F.

In response to the Staff’s comment, we have added a table showing the dual class shares ownership details on page 113 of the Revised Draft Registration Statement.

Related Party Transactions, page 111

19.	Please revise to update your disclosure in this section to provide the information required up to the date of the document. See Item 7.B. of Form 20-F.

In response to the Staff’s comment, we have updated the relevant information up to May 31, 2025 beginning on page 115 of the Revised Draft Registration Statement. We have also clarified that we have not provided any guarantee to our subsidiaries or affiliated on page 114 of the Revised Draft Registration Statement. Also, we included the figure for the six months ended December 31, 2024 on page 115 and page F-21 of the Revised Draft Registration Statement.

Index to Consolidated Financial Statements, page F-1

20.	Please tell us why you do not include your financial statements for the interim period ended December 31, 2024. Refer to Item 8.A.5 of Form 20-F.

In response to the Staff’s comment, we have included our financial statement for the interim period ended December 31, 2024 starting from page F-1 to page F-24 of the Revised Draft Registration Statement.

Consolidated Balance Sheets, page F-3

21.	Reference is made to your disclosure on page 6 and page II-2 where you disclose that on March 13, 2024, you completed a private placement of 9,450,00 Class A Ordinary Shares at an average price of $0.05 per share for aggregate proceeds of $1,037,000. Please tell us how you calculated the average price of $0.05 per share. In addition, tell us your consideration of presenting the related financial statement impact and calculating net income per share assuming an issuance of shares on March 13, 2024. Refer to ASC 815-50-45.

In response to the Staff’s comment, we note that there was an error in calculation. The average price per share has been revised to $0.11 per share in the Revised Draft Registration Statement.

In order to clarify, the following table shows the transactions and calculation of average price per share:

Placees	Owner	Shares	Proceeds USD	USD per share
Many Trillion International Limited	Yeung Tsz Chung	1,350,000	$178,000.00	$0.13
Express Essential Holding Limited	Kwong Lim Yung Cat	1,350,000	$177,000.00	$0.13
Winlover Limited	Zhang Chuyuan	1,350,000	$65,000.00	$0.05
Miracle Group Limited	Chan Hoi Chun	2,700,000	$459,000.00	$0.17
Essential Quality Limited		810,000	$50,000.00	$0.06
MCA Limited	Lee Kar Lung	540,000	$40,000.00	$0.07
Able Talent Business Limited	So Chun Him	1,350,000	$68,000.00	$0.05
		9,450,000	$1,037,000.00	$0.11

Mr. Ng Hon Kin (“Mr. Ng”), the chairman and CEO of the Company, has previously borrowed funds from private investors to finance this offering. When the Company was reorganized, Mr. Ng repaid those private investors by having Master Centric Limited (a company in which Mr. Ng indirectly owns 99% of the shares) transfer its shares in the Company to those private investors, without issuance of any new shares by the Company. Therefore, we have not accounted for any profit and loss in our financial statements. Relevant information will be further supplied in our responses to comment 29.

Consolidated Statements of Income and Comprehensive Income, page F-4

22.	Please tell us your consideration of classifying “Finance costs” as non-operating expenses. Refer to Rule 5-03 of Regulation S-X.

In response to the Staff’s comment, we have reviewed the disclosure for the years ended June 30, 2024 and 2023 on F-28 of the Revised Draft Registration Statement. We have respectfully studied latest Form F-1 filings on SEC website regarding the classification of “Finance costs”. In addition, considering the fact that the amount is about 0.5% of our revenue, we choose not to revise the grouping.

Consolidated Statements of Cash Flows, page F-6

23.	Please tell us your consideration of presenting the payment of deferred offering costs as cash outflows for financing activities consistent with the treatment of cash flows for equity transactions. Refer to ASC 230-10-45-15(a).

In response to the Staff’s comment, we have revised the disclosure for years ended June 30, 2024 and 2023 on page F-30 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, page F-13

24.	Please tell us why you do not recognize estimated breakage in proportion to the pattern of redeemed services. Refer to ASC 606-10-55-48.

In response to the Staff’s comment, we respectfully advise the Staff that we did not recognize estimated breakage in proportion to the pattern of redeemed services because we based on our contract terms”, unredeemed services are written off after two years if the customer does not return to redeem them. We maintain ongoing communication with our customers using the contact information they provided. Breakage incurred after COVID-19 pandemic cannot form any reasonable breakage in proportion to the redeemed services. Hence, the management decided to keep contacting our customers to invite them to redeem services.

Note 14 - Income Taxes, page F-24

25.	Please provide the applicable disclosures required by ASC 740-10-50-2, 50-3, 50-6, 50-9 and 50-12.

In response to the Staff’s comment, we have provided the applicable disclosure required on page F-48 to F-49 of the Revised Draft Registration Statement.

Signatures, page II-2

26.	We note that Suzanne Chan will sign this filing as the Chief Financial Officer. However, according to footnote 2 to the executive compensation table, she will be “CFO of MEDI upon completion of this offering.” As such, she cannot sign as CFO prior to the offering. Please revise or advise.

In response to the Staff’s comment, we have entered into employment agreement with Ms. Suzanne Chan on June 12, 2025. Page 112 have been updated in the Revised Draft Registration Statement. We also included the employment agreement between the Company and Ms. Suzanne Chan as exhibit 10.4.

27.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, except for funds which Mr. Ng borrowed for the offering, we respectfully advise the Staff that we have currently engaged WestPark Capital as our underwriter and in touch with other underwriter(s) for the offering. We have not communicated with, nor authorized any third party to communicate with, potential investors on our behalf.

28.	Please revise the Selling Shareholders section of the Resale Prospectus on page Alt- 8 to describe the material terms of the transaction(s) pursuant to which the Selling Shareholders were issued the ordinary shares being offered by them, including the date, the offering price, and the amount of consideration.

In response to the Staff’s comment, we have amended page Alt-6 and Alt-8 in the Revised Draft Registration Statement.

29.	Please revise the Selling Shareholder table to disclose the information required by Item 9.D.2. of Form 20-F. In this regard, we note that the table doesn’t distinguish (classes, amounts, percentages, pre and post-offering, etc.) between your Class A Ordinary Shares and Class B Ordinary Shares. Please revise as applicable to account for your dual-class capital structure.

In response to the Staff’s comment, we have distinguished the class of shares of the Selling Shareholder table on Page Alt-8 of the Revised Draft Registration Statement.

30.	Please include the address for each Selling Shareholder and disclose the nature of any position, office or other material relationship that the Selling Shareholder has had within the past three years with the company or any of its predecessors or affiliates. Refer to Item 9.D.1. of Form 20-F.

In response to the Staff’s comment, we have disclosed the information on page Alt-8 of the Revised Draft Registration Statement. Mr. Ng, the Chairman and CEO, does not know any of Selling Shareholder except for Mr. So, the ultimate beneficiary owner of Able Talent Business Limited. The Company and Mr. Ng did not know any of Selling Shareholder before March 2023 and October 2023.

Please contact Virginia Tam of K&L Gates at +852.2230 3535 with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam